                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                      INTEGRATED DEFENSE TECHNOLOGIES, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   45819B 10 1
                                 (CUSIP Number)

                                ROBERT B. MCKEON
                       VERITAS CAPITAL MANAGEMENT, L.L.C.
                               660 MADISON AVENUE
                               NEW YORK, NY 10021
                                 (212) 688-0020
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                             BENJAMIN M. POLK, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                FEBRUARY 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                                 (Page 1 of 11)

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   45819B 10 1
------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         IDT HOLDING, L.L.C.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |X|
                                                                      (b)  |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO (SEE ITEM 3)

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

------------------------------------------------ -------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.   SOLE VOTING POWER -
             REPORTING PERSON WITH                    0 (SEE ITEM 5)

                                                 -------------------------------
                                                 8.   SHARED VOTING POWER -
                                                      11,750,992 (SEE ITEM 5)

                                                 -------------------------------
                                                 9.   SOLE DISPOSITIVE POWER -
                                                      0 (SEE ITEM 5)

                                                 -------------------------------
                                                 10.  SHARED DISPOSITIVE POWER -
                                                      11,750,992  (SEE ITEM 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -
         11,750,992 (SEE ITEM 5)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON -  OO
--------------------------------------------------------------------------------

SCHEDULE 13D

------------------------------------------------
CUSIP No.   45819B 10 1
------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         THE VERITAS CAPITAL FUND, L.P.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |X|
                                                                    (b)  |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         N/A

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

------------------------------------------------ -------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.   SOLE VOTING POWER -
             REPORTING PERSON WITH                    0 (SEE ITEM 5)

                                                 -------------------------------
                                                 8.   SHARED VOTING POWER -
                                                      11,750,992 (SEE ITEM 5)

                                                 -------------------------------
                                                 9.   SOLE DISPOSITIVE POWER -
                                                      0 (SEE ITEM 5)

                                                 -------------------------------
                                                 10.  SHARED DISPOSITIVE POWER -
                                                      11,750,992  (SEE ITEM 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -
         11,750,992 (SEE ITEM 5)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON -  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   45819B 10 1
------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         VERITAS CAPITAL MANAGEMENT, L.L.C.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |X|
                                                                     (b)  |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         N/A

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

------------------------------------------------ -------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.   SOLE VOTING POWER -
             REPORTING PERSON WITH                    0 (SEE ITEM 5)

                                                 -------------------------------
                                                 8.   SHARED VOTING POWER -
                                                      11,750,992 (SEE ITEM 5)

                                                 -------------------------------
                                                 9.   SOLE DISPOSITIVE POWER -
                                                      0 (SEE ITEM 5)

                                                 -------------------------------
                                                 10.  SHARED DISPOSITIVE POWER -
                                                      11,750,992  (SEE ITEM 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -
         11,750,992 (SEE ITEM 5)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON -  OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   45819B 10 1
------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ROBERT B. MCKEON

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |X|
                                                                    (b)  |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         N/A

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

------------------------------------------------ -------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.   SOLE VOTING POWER -
             REPORTING PERSON WITH                    0 (SEE ITEM 5)

                                                 -------------------------------
                                                 8.   SHARED VOTING POWER -
                                                      11,750,992 (SEE ITEM 5)

                                                 -------------------------------
                                                 9.   SOLE DISPOSITIVE POWER -
                                                      0 (SEE ITEM 5)

                                                 -------------------------------
                                                 10.  SHARED DISPOSITIVE POWER -
                                                      11,750,992  (SEE ITEM 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -
         11,750,992 (SEE ITEM 5)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   45819B 10 1
------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         THOMAS J. CAMPBELL

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |X|
                                                                     (b)  |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         N/A

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

------------------------------------------------ -------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.   SOLE VOTING POWER -
             REPORTING PERSON WITH                    0 (SEE ITEM 5)

                                                 -------------------------------
                                                 8.   SHARED VOTING POWER -
                                                      11,750,992 (SEE ITEM 5)

                                                 -------------------------------
                                                 9.   SOLE DISPOSITIVE POWER -
                                                      0 (SEE ITEM 5)

                                                 -------------------------------
                                                 10.  SHARED DISPOSITIVE POWER -
                                                      11,750,992  (SEE ITEM 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -
         11,750,992 (SEE ITEM 5)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement on
Schedule 13D (this "Statement") relates is common stock, par value $0.01 per share (the "Common Stock"), of Integrated Defense Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 110 Wynn Drive, Huntsville, Alabama 35805.


Item 2.  IDENTITY AND BACKGROUND.

          (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) IDT Holding, L.L.C., a Delaware limited liability company ("IDT Holding"), by virtue of its direct beneficial ownership of 11,750,992 shares of Common Stock; (ii) The Veritas Capital Fund, L.P., a Delaware limited partnership ("Veritas L.P."), by virtue of its ownership of 86.4% of the membership interests of IDT Holding and its position as manager of IDT Holding; (iii) Veritas Capital Management, L.L.C., a Delaware limited liability company ("Veritas L.L.C."), by virtue of its being the sole general partner of Veritas L.P.; (iv) Mr. Robert B. McKeon, by virtue of being one of the two managing members of Veritas L.L.C.; and (v) Mr. Thomas J. Campbell, by virtue of being one of the two managing members of Veritas L.L.C., all of whom are collectively referred to herein as the "Reporting Persons."

          The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 8, 2002, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (b) The address of the principal business and principal office of the Reporting Persons is c/o Veritas Capital Management, L.L.C., 660 Madison Avenue, New York, New York 10021.

          (c) The Reporting Persons are engaged in the private equity investment business.

          Messrs. Robert B. McKeon and Thomas J. Campbell are the voting members (the "Veritas Voting Members") of Veritas L.L.C. Each of the Veritas Voting Members is a United States citizen. The principal occupations of each of the Veritas Voting Members is serving as an executive of one or more of Veritas L.P., Veritas L.L.C. and their affiliates. The Veritas Voting Members are the managing members of Veritas L.L.C.

          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Veritas L.P. received 198,636 shares of Common Stock for $10 in cash on June 20, 1998 and 9,236,569 shares of Common Stock for $9,500,000 in cash on October 23, 1998. These shares were then contributed to IDT Holding on July 29, 1999 in return for a majority of the membership interest in IDT Holding. On August 4, 1999, IDT Holding purchased 496,590 shares of Common Stock from individual stockholders for $500,000 in cash. In the same month, Veritas L.P. made a capital contribution of $17 million in cash to the Company through IDT Holding for no additional shares. On September 29, 2000, IDT Holding received 3,633,448 shares of Common Stock for a cash contribution of $20,500,000.

Item 4.  PURPOSE OF TRANSACTION.

         IDT Holding was the beneficial owner of approximately 13,565,243 shares of the outstanding Common Stock of the Company immediately prior to the Offering. IDT Holding sold 1,814,251 shares of the Common Stock in the Offering at the initial offering price. Following the Offering, IDT Holding is the beneficial owner of 55.1% of the Common Stock. The Reporting Persons are filing this Schedule 13D because IDT Holding held more than 5% of the outstanding Common Stock of the Company on February 26, 2002.

         None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a)-(b) As of February 26, 2002, through the provisions of the Amended and Restated Limited Liability Company Operating Agreement, as amended, governing IDT Holding, Veritas L.P., as the majority interest holder and manager of IDT Holding, has the power to vote or to direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held by IDT Holding, constituting approximately 100% of the outstanding Common Stock of the Company. Veritas L.L.C., as the sole general partner of Veritas L.P., may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by IDT Holding. As managing members of Veritas L.L.C., Messrs. McKeon and Campbell may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by IDT Holding.

                  The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of
Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

                  All of the percentages calculated in this Schedule 13D are based upon an aggregate of 19,800,992 shares of Common Stock outstanding as of March 4, 2002, as disclosed to the Reporting Persons by the Company.

          (c) See responses to Item 3 and 4 of this Statement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Veritas L.P. is a party to the Amended and Restated Limited Liability Company Operating Agreement of IDT Holding under which Veritas L.P. has the power to acquire, hold, sell, transfer, exchange, pledge and dispose of the Common Stock held by IDT Holding and exercise all rights, powers, privileges, and other incidents of ownership or possession with respect thereto, including voting such Common Stock.

         The Company entered into an Underwriting Agreement with the underwriters of the Offering under which, for a period of 180 days after the date of the Offering, the Company may not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any additional shares of its securities or securities convertible into or exchangeable or exercisable for any shares of its securities, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION

A Joint Filing Agreement, dated as of March 8, 2002, by and between IDT Holding, L.L.C., The Veritas Capital Fund, L.P., Veritas Capital Management, L.L.C., Robert B. McKeon and Thomas J. Campbell

B Amended and Restated Limited Liability Company Operating Agreement of IDT Holding, dated as of December 12, 1999, as amended, among The Veritas Capital Fund, L.P. and the other signatories thereto, incorporated by reference to (i) Exhibit
                  10.15 of Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 22, 2002 and (ii) Exhibit 10.8 of Form 8-K filed with the Securities and Exchange Commission on March 7, 2002

C                Form of Underwriting Agreement, incorporated by reference to
                 Exhibit 1.1 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 6, 2002

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


March 8, 2002

                IDT HOLDING, L.L.C.

                By: Veritas Capital Fund, L.P.
                         By:  Veritas Capital Management, L.L.C.
                                By: /s/ Robert B. McKeon
                                   ----------------------------------
                                     Name:  Robert B. McKeon
                                     Title: Member

                THE VERITAS CAPITAL FUND, L.P.

                By:  Veritas Capital Management, L.L.C.
                         By: /s/ Robert B. McKeon
                             ----------------------------------------
                              Name:  Robert B. McKeon
                              Title: Member

                VERITAS CAPITAL MANAGEMENT, L.L.C.

                         By: /s/ Robert B. Mckeon
                             ----------------------------------------
                              Name:  Robert B. McKeon
                              Title: Member


                              /s/ Robert B. McKeon
                              -------------------------------------
                              ROBERT B. MCKEON

                              /s/ Thomas J. Campbell
                              -------------------------------------
                              THOMAS J. CAMPBELL

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

a. Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and


b. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      March 8, 2002


                     IDT HOLDING, L.L.C.

                     By: Veritas Capital Fund, L.P.
                              By:  Veritas Capital Management, L.L.C.
                                     By: /s/ Robert B. McKeon
                                         ----------------------------------
                                          Name:  Robert B. McKeon
                                          Title: Member

                     THE VERITAS CAPITAL FUND, L.P.

                     By:  Veritas Capital Management, L.L.C.
                              By: /s/ Robert B. Mckeon
                                  ----------------------------------------
                                   Name:  Robert B. McKeon
                                   Title: Member

                     VERITAS CAPITAL MANAGEMENT, L.L.C.

                              By: /s/ Robert B. McKeon
                                  ----------------------------------------
                                   Name:  Robert B. McKeon
                                   Title: Member


                                      /s/ Robert B. McKeon
                                 -------------------------------------
                                        ROBERT B. MCKEON

                                     /s/ Thomas J. Campbell
                                 -------------------------------------
                                       THOMAS J. CAMPBELL